UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------
           In the Matter of                    :
                                               :
      AMERICAN ELECTRIC POWER COMPANY, INC.    :
      AEP Energy Services, Inc.                :
      AEP Resources, Inc.                      :
      1 Riverside Plaza                        :    CERTIFICATE OF
      Columbus, OH 43215                       :     NOTIFICATION
                                               :
      File No. 70-9353                         :
                                               :
(Public Utility Holding Company Act of 1935)   :
-----------------------------------------------


      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, AEP Energy Services, Inc. and AEP Resources, Inc. ("Resources"), wholly-owned nonutility subsidiaries of AEP, hereby certify in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Order of the Securities and Exchange Commission with respect thereto, dated November 2, 1998 (HCAR No. 35-26933), as follows:

      1. On November 30, 2000, Ventures Lease Co., LLC ("VLC"), an indirect wholly-owned nonutility subsidiary of AEP, entered into an Agreement for Lease with Katco Funding, Limited Partnership ("Katco"), whereby Katco appointed VLC as Katco's agent for the acquisition, design, construction, repair, maintenance, equipping and installation of an approximately 900 megawatt gas-fired cogeneration plant at The Dow Chemical Company's ("Dow") chemical complex in Plaquemine, Louisiana (the "Facility"). The Facility consists of four natural gas-fired combustion turbine generators equipped with four dedicated supplementary-fired heat recovery steam generator units including interconnection facilities and a steam turbine generator. Total costs are expected to be approximately $450 million.


      2. On November 30, 2000, VLC entered into a Lease Agreement with Katco whereby VLC will lease the Facility from Katco upon completion thereof. On December 11, 2000, VLC entered into a Facility Lease Agreement with Dow whereby VLC will lease the Facility to Dow. VLC's obligations under the Agreement for Lease, the Lease Agreement and the Facility Lease Agreement are guaranteed by Resources, and Resources' obligations are supported by AEP. These agreements were entered into by VLC, and guaranteed and supported by Resources and AEP, respectively, pursuant to the authority granted by this Commission.

      3. The transactions described herein were consummated within the period designated in said Application-Declaration.

                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          AEP ENERGY SERVICES, INC.
                          AEP RESOURCES, INC.


                          By:_/s/ Thomas G. Berkemeyer_
                               Assistant Secretary


Dated:  March 5, 2001